Teekay Corporation
4th Floor, Belvedere Building,
69 Pitts Bay Road,
Hamilton, HM 08
Bermuda
tel: +1 441 298 2530
fax: +1 441 292 3931
www.teekay.com

Mailing Address:
Suite No. 1778
48 Par-la-Ville Road
Hamilton, HM 11
Bermuda

May 4, 2012

Lyn Shenk, Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	Teekay Corporation
Form 20-F: For the Fiscal Year Ended December 31, 2010
File No. 001-12874

Dear Lyn Shenk:

We have reviewed your letter to us of April 20, 2012, setting forth the remaining staff comment on the Teekay Corporation (the “Company”) Form 20-F for the fiscal year ended December 31, 2010. This letter responds to the comment made by the staff in your letter.

Other

SEC Comment #1

1. We note your response to comment 5 in our letter dated February 29, 2012. Please tell us why you do not believe that your contacts with Iran, Syria and Sudan have been sufficient to damage your reputation or share price or to affect a reasonable investor’s investment decision. In this regard, we note that conventional tanker vessels carry oil and gas products; conventional tanker vessels owned, chartered-in or managed by you have made port calls in each of these U.S.-designated state sponsors of terrorism; and the reported significance of income from the sale of oil and gas products to the governments of these U.S.-designated state sponsors of terrorism. Please expand your materiality discussion to address the impact of these factors upon your qualitative analysis, including whether the referenced port calls to Iran, Syria and Sudan involved the loading or discharge of oil and gas products; and to address the investor sentiment noted in our prior comment 5.

May 4, 2012 Page 2

Response to Comment #1

On a qualitative basis, we note that the limited port calls described in our letter dated April 5, 2012 did not contravene applicable U.S. sanctions and they were not made pursuant to any contracts between us and the countries of Iran, Syria or Sudan, or, to the best of our knowledge, any contracts between us and any Iranian, Syrian or Sudanese party. In addition, (a) we have no future contracted loadings or discharges in any of these countries, (b) our recent conventional vessel time charters prohibit trade in violation of U.S. sanctions, (c) we do not intend to enter into voyage charter contracts for the transport of oil or gas to or from Iran, Syria or Sudan and (d) our voyage charter contracts for trade to or from the Middle East region include an express warranty that the charterer will comply with current trade sanctions against Iran and that the cargo will not be of Iranian origin. In response to your specific inquiries, we note that our limited port calls to Iran, Syria and Sudan involved the loading and discharging of oil (but not gas) products, and we acknowledge that income generated by these countries from the sale of oil and gas products is reported to be significant to the governments of those countries.

Given the qualitative factors described above and the limited number of port calls and their economic insignificance to us, we do not believe that a reasonable investor would divest of our common shares due to those past port calls. In addition, we are not aware of any damage to our reputation as a result of such port calls. However, as we cannot ascertain the investment criteria or reactions of all investors, we propose to include a risk factor in future annual report filings on Form 20-F, in substantially the form as follows:

Past port calls by our vessels to countries that are subject to sanctions imposed by the United States and the European Union may impact investors’ decisions to invest in our securities.

The United States government has imposed sanctions on Iran, Syria and Sudan. Recently, the European Union has also imposed sanctions on trade with Iran. In the past, conventional oil tankers owned, chartered-in or managed by us made limited port calls to those countries for the loading and discharging of oil products. Those port calls did not violate U.S. or EU sanctions and we intend to maintain our compliance with all U.S. and EU sanctions. In addition, we have no future contracted loadings or discharges in any of those countries and intend not to enter into voyage charter contracts for the transport of oil or gas to or from Iran, Syria or Sudan. We believe that our compliance with these sanctions and our lack of any future port calls to those countries does not and will not adversely impact our revenues, because port calls to these countries have never accounted for any material amount of our revenues. However, some investors might decide not to invest in us simply because we have previously called on ports in these sanctioned countries. Any such investor reaction could adversely affect the market for our common shares.

May 4, 2012 Page 3

In connection with responding to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the matters contained in this letter, please feel free to contact us.

Sincerely,

TEEKAY CORPORATION

By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

cc:	David Matheson (Perkins Coie LLP)